EXHIBIT 21.1

Subsidiaries of the Company

SuperPower Inc., a Delaware corporation

Invivo Corporation, a Delaware corporation

Invivo Research UK Ltd., an entity formed under the laws of the United Kingdom.

Invivo Germany, an entity formed under the laws of Germany.